August 19, 2024

Alex Wilson
Chief Legal Officer
AEON Biopharma, Inc.
5 Park Plaza, Suite 1750
Irvine, CA 92614

       Re: AEON Biopharma, Inc.
           Registration Statement on Form S-3
           Filed August 15, 2024
           File No. 333-281562
Dear Alex Wilson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   B. Shayne Kennedy, Esq.